UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

OmniAmerican Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68216R107

(Cusip Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 68216R107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clover Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,087
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,087
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68216R107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clover Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,087
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,087
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 68216R107	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael C. Mewhinney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 425,087
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 425,087
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Third Amendment to Schedule 13G is being filed on behalf of Clover Partners, L.P., a Texas limited partnership and the general partner of MHC Mutual Conversion Fund, L.P. (the “Fund”) and the manger of a certain managed account (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock, par value $0.01 per share (the “Common Stock”), of OmniAmerican Bancorp, Inc., a Maryland corporation (the “Issuer”), purchased by the GP on behalf of a certain managed account and the Fund.

Item 1(a)	Name of Issuer.

OmniAmerican Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1320 S. University Drive

Suite 900

Fort Worth, TX 76107

Item 2(a)	Name of Person Filing.

Clover Partners, L.P.

Clover Investments, L.L.C.

Michael C. Mewhinney

Item 2(b)	Address of Principal Business Office.

100 Crescent Court, Suite 575

Dallas, TX 75201

Item 2(c)	Place of Organization.

Texas

Item 2(d)	Title of Class of Securities.

common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

68216R107

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Securities and Exchange Act of 1934 (the “Exchange Act”) (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (the “Company Act”) (15 U.S.C. 80a-8).

(e) ☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) under the Exchange Act.

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) under the Exchange Act.

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) under the Exchange Act.

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Company Act (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4	Ownership.

(a)	amount beneficially owned:

(i)	The Reporting Persons may each be deemed the beneficial owner of 425,087 shares of Common Stock.

(b)	percent of class:

(i)	The Reporting Persons are the beneficial owner of 3.7% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares of Common Stock beneficially held by 11,435,300, the number of shares of Common Stock issued and outstanding as of October 26, 2012 according to the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2012.

(c)	Number of shares as to which the person has:

(i)	Each Reporting Person may direct the vote and disposition of 425,087 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 12, 2013 among Clover Partners, L.P., Clover Investments, L.L.C. and Michael C. Mewhinney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

Clover Partners, L.P.

By: Clover Investments, L.L.C., general partner

By:	/s/ John Guerry
Name: John Guerry
Title: Authorized Signatory

Clover Investments, L.L.C.

By:	/s/ John Guerry
Name: John Guerry
Title: Authorized Signatory

/s/ Michael C. Mewhinney
Michael C. Mewhinney